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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Turkish Investment Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900145103

(Cusip Number)

Bader M. Al Sa'ad
Kuwait Investment Authority
Ministries Complex, Block 3
P.O. Box 64
Safat, Kuwait 13001
+965 248 5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2000 - May 3, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900145103

1.	Name of Reporting Person: Kuwait Investment Authority, as agent for the Government of the State of Kuwait		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 433,500 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 433,500 Shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 433,500 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): OO

0

     The Kuwait Investment Authority (“KIA”) hereby amends its Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on November 2, 1992, as agent for the Government of the State of Kuwait, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of the Turkish Investment Fund, Inc., a Maryland corporation (the “Issuer”).

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are at 1221 Avenue of the America, New York, New York 10020.

Item 2. Identity and Background.

     This Statement is being filed by KIA, an agency of the Government of the State of Kuwait, on behalf of the Government of the State of Kuwait. The address of KIA’s principal office is Ministries Complex, Block 3, P.O. Box 64, Safat, Kuwait 13001. KIA is an investment arm of the Government of the State of Kuwait and is solely engaged in the investment of funds of the Government of the State of Kuwait.

     During the last five years, KIA has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     Pursuant to General Instruction C of Schedule 13D, the information called for by Item 2(a) through (f) with respect to executive officers, directors or controlling persons is not included herein because KIA is a government agency and not a general or limited partnership, syndicate or other group.

Item 3. Source and Amount of Funds or Other Compensation.

     Between December 4, 1989 and June 26, 1990, KIA purchased, in aggregate, 900,000 shares of Common Stock for an aggregate purchase price of $10,601,180 (exclusive of brokerage fees of $50,000). Such shares of Common Stock were acquired in open market transactions using working capital of KIA.

Item 4. Purpose of Transaction.

     KIA’s purpose in purchasing 900,000 shares of Common Stock was solely as a long-term passive investment. At present, KIA holds 433,500 shares of Common Stock solely as a passive investment.

Item 5. Interest and Securities of the Issuer.

     (a) KIA directly owns 433,500 shares of Common Stock, representing 7.7% of the Common Stock outstanding.

     (b) KIA has sole voting and dispositive power with respect to each of the 433,500 shares of Common Stock that it directly owns.

     (c) No transactions in shares of Common Stock have been effected by KIA since May 3, 2000. For informational purposes, attached hereto as Schedule 1 is a chart describing each transaction in shares of Common Stock between November 2, 1992, the date of the original filing, and May 3, 2000.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by KIA.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To KIA’s knowledge, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among KIA and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2004	KUWAIT INVESTMENT AUTHORITY, as Agent for the Government of Kuwait
	By:	/s/ Bader M. Al Sa’ad
		Name:	Bader M. Al Sa’ad
		Title:	Managing Director

SCHEDULE 1

TRANSACTIONS IN SHARES OF THE COMMON STOCK
OF THE TURKISH INVESTMENT FUND*

I. Purchases

No.	Date	Number of Shares	Price per Share	Gross Cost
1	12/30/1992	5,749	$4.87	$28,000.00
Total		5,749	$4.87	$28,000.00

II. Sales

No.	Date	Number of Shares	Price per Share	Gross Proceeds
1	02/08/2000	1,700	$18.5000	$31,450.00
2	03/02/2000	30,000	$18.8583	$565,749.00
3	03/03/2000	12,400	$18.8004	$233,124.96
4	03/07/2000	18,000	$18.9722	$341,499.60
5	03/08/2000	20,000	$18.5453	$370,906.00
6	03/09/2000	23,500	$19.7207	$463,436.45
7	03/10/2000	28,000	$19.5632	$547,769.60
8	03/15/2000	10,000	$18.8750	$188,750.00
9	03/16/2000	20,000	$19.1250	$382,500.00
10	03/20/2000	36,400	$19.0391	$693,023.24
11	04/25/2000	69,249	$18.5185	$1,282,387.61
12	04/26/2000	53,700	$18.8102	$1,010,107.74
13	04/27/2000	15,000	$18.5154	$277,731.00
14	04/28/2000	14,800	$18.8851	$279,499.48
15	05/01/2000	24,300	$18.8861	$458,932.23
16	05/02/2000	33,000	$19.0156	$627,514.80
17	05/03/2000	62,200	$18.8201	$1,170,610.22
Total		472,249	$18.8989	$8,924,991.93

*All transactions in the Common Stock of the Turkish Investment Fund were made in the open market through brokers.